Filed Pursuant to Rule 433
Registration No. 333-139239
Final Term Sheet

Issuer:	Avista Corporation
Issue:	First Mortgage Bonds, 5.70% Series due 2037
Ratings:	Aaa/AAA/AAA
Insurer:	XL Capital Assurance
Offering Size:	$150,000,000
Coupon:	5.70%
Trade Date:	December 12, 2006
Settlement Date:	December 15, 2006 (T+3)
Stated Maturity:	July 1, 2037
Spread to Benchmark Treasury:	T+110
Yield to Maturity:	5.71%
Benchmark Treasury Yield:	4.61%
Benchmark Treasury:	4.50% due February 2, 2036
Initial Public Offering Price:	99.582%
Proceeds to Issuer (before expenses):	$148,465,500
Optional Redemption:	Make-Whole Call, 20 bps spread over U.S. Treasuries
Interest Payment Dates:	Semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2007
Sole Bookrunner:	Goldman, Sachs & Co.
Senior Lead Managers:	BNY Capital Markets, Inc. KeyBanc Capital Markets, a Division of McDonald Investments Inc.
Co-Managers:	A.G. Edwards & Sons, Inc. Banc of America Securities LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.